UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                                (AMENDMENT NO. 1)


                          RAMPART CAPITAL CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   75-1569104
                                  -------------
                                 (CUSIP Number)

                                Chris A. Ferazzi
                            Porter & Hedges, L.L.P.
                            700 Louisiana, Suite 3500
                            Houston, Texas 77002-2764
                                 (713) 226-0600
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 9, 2003
                               ------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                 SCHEDULE  13D

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 2 OF 9 PAGES
------------------------                                   ---------------------
             -------------------------------------------------------------------
             | 1 |  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
             |   |  OF ABOVE PERSON
             |   |
             |   |  J.H. Carpenter Family Partnership Ltd.         76-0497345
             -------------------------------------------------------------------
             | 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [X]
             |   |                                                       (b) [ ]
             -------------------------------------------------------------------
             | 3 |  SEC USE ONLY
             |   |
             -------------------------------------------------------------------
             | 4 |  SOURCE OF FUNDS *
             |   |
             |   |  N/A
             -------------------------------------------------------------------
             | 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             |   |  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
             |   |
             -------------------------------------------------------------------
             | 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION
             |   |
             |   |  Texas
             -------------------------------------------------------------------
  NUMBER OF  | 7 |  SOLE VOTING POWER
   SHARES    |   |
BENEFICIALLY |   |  0
  OWNED BY   -------------------------------------------------------------------
   EACH      | 8 |  SHARED VOTING POWER
 REPORTING   |   |
PERSON WITH  |   |  600,000
             -------------------------------------------------------------------
             | 9 |  SOLE DISPOSITIVE POWER
             |   |
             |   |  0
             -------------------------------------------------------------------
             | 10|  SHARED DISPOSITIVE POWER
             |   |
             |   |  600,000
             -------------------------------------------------------------------
             | 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             |   |
             |   |  600,000
             -------------------------------------------------------------------
             | 12|  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             |   |  CERTAIN SHARES *                                         [ ]
             |   |
             -------------------------------------------------------------------
             | 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             |   |
             |   |  20.7%
             -------------------------------------------------------------------
             | 14|  TYPE OF REPORTING PERSON *
             |   |
             |   |  PN
             -------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 3 OF 9 PAGES
------------------------                                   ---------------------
             -------------------------------------------------------------------
             | 1 |  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
             |   |  OF ABOVE PERSON
             |   |
             |   |  InSource Financial Corporation                 76-0407066
             -------------------------------------------------------------------
             | 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [X]
             |   |                                                       (b) [ ]
             -------------------------------------------------------------------
             | 3 |  SEC USE ONLY
             |   |
             -------------------------------------------------------------------
             | 4 |  SOURCE OF FUNDS *
             |   |
             |   |  N/A
             -------------------------------------------------------------------
             | 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             |   |  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
             |   |
             -------------------------------------------------------------------
             | 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION
             |   |
             |   |  Texas
             -------------------------------------------------------------------
  NUMBER OF  | 7 |  SOLE VOTING POWER
   SHARES    |   |
BENEFICIALLY |   |  0
  OWNED BY   -------------------------------------------------------------------
   EACH      | 8 |  SHARED VOTING POWER
 REPORTING   |   |
PERSON WITH  |   |  152,000
             -------------------------------------------------------------------
             | 9 |  SOLE DISPOSITIVE POWER
             |   |
             |   |  0
             -------------------------------------------------------------------
             | 10|  SHARED DISPOSITIVE POWER
             |   |
             |   |  152,000
             -------------------------------------------------------------------
             | 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             |   |
             |   |  152,000
             -------------------------------------------------------------------
             | 12|  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             |   |  CERTAIN SHARES *                                         [ ]
             |   |
             -------------------------------------------------------------------
             | 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             |   |
             |   |  5.2%
             -------------------------------------------------------------------
             | 14|  TYPE OF REPORTING PERSON *
             |   |
             |   |  CO
             -------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 4 OF 9 PAGES
------------------------                                   ---------------------
             -------------------------------------------------------------------
             | 1 |  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
             |   |  OF ABOVE PERSON
             |   |
             |   |  J.H. Carpenter, L.L.C.                          76-0585426
             -------------------------------------------------------------------
             | 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [X]
             |   |                                                       (b) [ ]
             -------------------------------------------------------------------
             | 3 |  SEC USE ONLY
             |   |
             -------------------------------------------------------------------
             | 4 |  SOURCE OF FUNDS *
             |   |
             |   |  N/A
             -------------------------------------------------------------------
             | 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             |   |  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
             |   |
             -------------------------------------------------------------------
             | 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION
             |   |
             |   |  Texas
             -------------------------------------------------------------------
  NUMBER OF  | 7 |  SOLE VOTING POWER
   SHARES    |   |
BENEFICIALLY |   |  0
  OWNED BY   -------------------------------------------------------------------
   EACH      | 8 |  SHARED VOTING POWER
 REPORTING   |   |
PERSON WITH  |   |  600,000
             -------------------------------------------------------------------
             | 9 |  SOLE DISPOSITIVE POWER
             |   |
             |   |  0
             -------------------------------------------------------------------
             | 10|  SHARED DISPOSITIVE POWER
             |   |
             |   |  600,000
             -------------------------------------------------------------------
             | 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             |   |
             |   |  600,000
             -------------------------------------------------------------------
             | 12|  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             |   |  CERTAIN SHARES *                                         [ ]
             |   |
             -------------------------------------------------------------------
             | 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             |   |
             |   |  20.7%
             -------------------------------------------------------------------
             | 14|  TYPE OF REPORTING PERSON *
             |   |
             |   |  OO
             -------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 5 OF 9 PAGES
------------------------                                   ---------------------
             -------------------------------------------------------------------
             | 1 |  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
             |   |  OF ABOVE PERSON
             |   |
             |   |  J.H. Carpenter
             -------------------------------------------------------------------
             | 2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [X]
             |   |                                                       (b) [ ]
             -------------------------------------------------------------------
             | 3 |  SEC USE ONLY
             |   |
             -------------------------------------------------------------------
             | 4 |  SOURCE OF FUNDS *
             |   |
             |   |  N/A
             -------------------------------------------------------------------
             | 5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             |   |  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
             |   |
             -------------------------------------------------------------------
             | 6 |  CITIZENSHIP OR PLACE OF ORGANIZATION
             |   |
             |   |  U.S.A.
             -------------------------------------------------------------------
  NUMBER OF  | 7 |  SOLE VOTING POWER
   SHARES    |   |
BENEFICIALLY |   |  8,000
  OWNED BY   -------------------------------------------------------------------
   EACH      | 8 |  SHARED VOTING POWER
 REPORTING   |   |
PERSON WITH  |   |  752,000
             -------------------------------------------------------------------
             | 9 |  SOLE DISPOSITIVE POWER
             |   |
             |   |  8,000
             -------------------------------------------------------------------
             | 10|  SHARED DISPOSITIVE POWER
             |   |
             |   |  752,000
             -------------------------------------------------------------------
             | 11|  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             |   |
             |   |  760,000
             -------------------------------------------------------------------
             | 12|  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             |   |  CERTAIN SHARES *                                         [ ]
             |   |
             -------------------------------------------------------------------
             | 13|  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             |   |
             |   |  26.2%
             -------------------------------------------------------------------
             | 14|  TYPE OF REPORTING PERSON *
             |   |
             |   |  IN
             -------------------------------------------------------------------

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 6 OF 9 PAGES
------------------------                                   ---------------------



     Items 4 and 5 of the Schedule 13D filed by the Reporting Persons on June 21, 2002 (the "Schedule 13D"), relating to the common stock, par value $.01, issued by Rampart Capital Corporation, a Texas corporation, are hereby amended by this Amendment No. 1 to the Schedule 13D, to read in their entirety as follows:

ITEM  4.     PURPOSE  OF  TRANSACTION

     The initial Schedule 13D filed by the Reporting Persons on June 21, 2002, was filed because of such persons becoming the beneficial owners of more than five percent of the Issuer's Common Stock being registered pursuant to its initial public offering. All of the 8,000 shares held by Mr. Carpenter were purchased after the completion of the Issuer's initial public offering and of the 152,000 shares held by InSource, 2,000 of such shares were purchased after the completion of Issuer's initial public offering.

     On March 20, 2003, pursuant to prior direction from the Board of Directors, Charles W. Janke, the Chief Executive Officer and a director of the Issuer, and
J. H. Carpenter, the Chief Operating Officer and a director of the Issuer, made a presentation to the Board of Directors evaluating alternatives to maximize shareholder value. At the end of such presentation, Messrs. Janke and Carpenter recommended as management of the Issuer that a going private transaction effected through a reverse stock split was the best alternative to maximize shareholder value for the foreseeable future. As a result of this reverse stock split of the Common Stock, all shareholders left with less than one share of Common Stock after the reverse split would be entitled to receive a cash payment. The split ratio was to be determined such that following the reverse split the Issuer would have only two and possibly three shareholders, Mr. Janke and Mr. Carpenter and, if possible without retaining any additional shareholders, Charles F. Presley, the Chief Financial Officer of the Issuer.

     Due to the conflict of interests involving the management directors of the Issuer, the Board of Directors established a special independent committee (the "Special Committee") composed of two independent directors to approve or disapprove the terms of the reverse stock split and generally to represent the interests of the minority public common shareholders, including negotiating the amount of cash per pre-split share to be received by such shareholders in lieu of a fractional share.

     The Special Committee hired its own legal counsel to advise it on legal matters and also hired Wm. H. Murphy & Co., Inc. as its financial advisor to help it evaluate alternatives for maximizing shareholder value and to determine if the consideration to be received by shareholders in any transaction would be fair to such shareholders from a financial point of view.

     On April 10, 2003, Messrs. Janke and Carpenter formally proposed to both the Special Committee and the full Board of Directors that the cash payment to be made to the minority public common shareholders should be $2.50 per pre-split share, but which proposal was specifically subject to the approval by, and negotiations with, the Special Committee of the proposed reverse split and related cash payment to the minority public common shareholders.

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 7 OF 9 PAGES
------------------------                                   ---------------------

     On June 4, 2003, the Special Committee and Messrs. Janke and Carpenter settled on $3.25 per pre-split share as the amount to be received by shareholders in lieu of a fractional share following a reverse stock split.

     On June 9, 2003, the Board of Directors of the Issuer, upon the unanimous recommendation of the Special Committee based in part on the determination by Wm. H. Murphy & Co., Inc. that $3.25 per pre-split share was fair to shareholders from a financial point of view, approved the transaction with reverse split ratios of 1-for-45,000, 1-for-75,000 and 1-for 100,000, subject to shareholder approval with the actual ratio to be determined by the Board of Directors at the time of filing the appropriate charter amendment with the
Secretary of State of the State of Texas. The votes of the shares of Common Stock owned by the Reporting Persons and Mr. Janke and his affiliates are sufficient to approve the transaction.

     The Reporting Persons intend to fund the transaction through the Issuer's available cash and expanded credit facilities.

     Following completion of the reverse stock split, the Issuer intends to file an application to terminate the listing of shares of Common Stock on the American Stock Exchange and to terminate registration of Common Stock under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Accordingly, after the effective time of such application, price quotations of shares of Common Stock will no longer be available and the Issuer will no longer be required to file periodic reports with the Securities and Exchange Commission under the Exchange Act.

     If a reverse stock split is consummated, the Reporting Persons intend to cause the Issuer to reduce its Board of Directors to two members with Charles W. Janke and J. H. Carpenter filling such positions.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER

     As of June 9, 2003, the Reporting Persons beneficially owned an aggregate of 760,000 shares of Common Stock, constituting approximately 26.2% of the 2,905,143 shares of Common Stock outstanding as of such date as represented to the Reporting Persons by the Issuer.

     (a) As of the date hereof, the Reporting Persons are the beneficial owners of the Common Stock in the numbers and percentages set forth in the table below:


          REPORTING PARTY          NUMBER OF SHARES BENEFICIALLY OWNED
          ---------------          -----------------------------------

            Partnership                        600,000

              LLC (1)                          600,000

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 8 OF 9 PAGES
------------------------                                   ---------------------

           Carpenter (2)                       760,000

             InSource                          152,000

     (1) The LLC is the general partner of the Partnership and may be deemed to beneficially own the shares of Common Stock owned by the Partnership.

     (2) Consists of 8,000 shares of Common Stock held by Carpenter, 600,000 shares of Common Stock held directly by the Partnership and 152,000 shares of Common Stock held directly by InSource.

     (b) The Partnership shares with its general partner the power to vote or to direct the vote of the shares directly held by it. Carpenter, as the sole member of the general partner, shares with the Partnership the power to cause the Partnership to dispose of or vote the shares of Common Stock directly held by the Partnership. Carpenter, as the sole shareholder and director of InSource, shares with InSource the power to cause InSource to dispose of or vote the shares of Common Stock held by InSource.

     (c) The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

     (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

     (e)     Not  applicable.


                            [SIGNATURE PAGE FOLLOWS]

------------------------                                   ---------------------
CUSIP NO. 75-1569104                                          PAGE 9 OF 9 PAGES
------------------------                                   ---------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 2003


                          J.H. CARPENTER FAMILY PARTNERSHIP, LTD.

                                 By: J.H. Carpenter, L.L.C., its general partner


                          By:  /s/  J.H.  Carpenter
                             ---------------------------------------------------
                                 J.H.  Carpenter,  sole  manager


                          J.H.  CARPENTER  L.L.C.


                          By:  /s/  J.H.  Carpenter
                             ---------------------------------------------------
                                 J.H.  Carpenter,  sole  manager


                          INSOURCE  FINANCIAL  CORPORATION


                          By:  /s/  J.H.  Carpenter
                             ---------------------------------------------------
                                 J.H.  Carpenter,  President


                           /s/  J.H.  Carpenter
                          ------------------------------------------------------
                          J.  H.  Carpenter